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                            January 29, 2021

       Scott Lipesky
       Chief Financial Officer
       Abercrombie & Fitch Co.
       6301 Fitch Path
       New Albany, OH 43054

                                                        Re: Abercrombie & Fitch
Co.
                                                            Form 10-K for the
Fiscal Year Ended February 1, 2020
                                                            Filed March 31,
2020
                                                            Form 10-Q for
Fiscal Quarter Ended October 31, 2020
                                                            Filed December 7,
2020
                                                            Form 8-K filed
November 25, 2020
                                                            File No. 001-12107

       Dear Mr. Lipesky:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended February 1, 2020

       Part III. Item 11. Executive Compensation (incorporated by reference from Definitive Proxy
       Statement filed April 7, 2020), page 36

   1. We note your disclosure in your annual report on Form 10-K for the fiscal year ended February 1, 2020
that you repurchased shares of your common stock for $63.5
                                                        million which may have
resulted in a benefit to your Total Shareholder Return
                                                        performance measure,
used in your Long-Term Incentive award program. In future
                                                        filings, please discuss
if and how your stock repurchase programs affected the manner in which your Compensation
Committee set the relevant targets used in your long-term
                                                        equity incentive
programs and determined if such targets were achieved. Refer to Item
                                                        402(b)(2) of Regulation
S-K.
 Scott Lipesky
Abercrombie & Fitch Co.
January 29, 2021
Page 2
2. We note your disclosure on page 38 of your proxy statement that you use the non-GAAP financial objective "Overall Company Adjusted EBIT" to determine achievement of target levels under your Annual Cash Incentive Program, and that these amounts appear to be seasonally captured. In future filings, please provide disclosure regarding how any non-
         GAAP numbers are calculated from your audited financial statements. In this regard, we were unable to determine how you arrived at the seasonal amounts. Please also tell us how you arrived at the Performance Share Award metrics of Net Sales CAGR and
         Average ROIC. Refer to Instruction 5 to Item 402(b) of Regulation S-K. Form 10-Q for Fiscal Quarter Ended October 31, 2020

Financial Statements
Condensed Consolidated Statements of Cash Flows, page 7

3. Per Note 10 of your financial statement footnotes on page 15, the investments of rabbi trust assets consist almost entirely of trust-owned life insurance policies. Please tell us in detail how you determined the withdrawal of funds from rabbi trust assets represented an operating cash inflow, rather than an investing cash inflow. Also, tell us the amounts of any other cash receipts from settlement of trust-owned life insurance policies for each period presented in this Form 10-Q and your most recent Form 10-K and discuss how you determined the cash flow classification used. Refer to ASC
230-10-45-21C.
Form 8-K filed November 25, 2020

Exhibit 99.3 -- Q3 2020 Results -- Income Statement, page 17

4. Please either remove the non-GAAP income statement or tell us how you considered the guidance in Question 102.10 of the Non-GAAP Financial Measures Compliance and
         Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact James Giugliano at (202) 551-3319 or Rufus Decker at
(202) 551-3769
if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at (202) 551-3342 or Mara Ransom at
(202) 551-3264
with any other questions.



FirstName LastNameScott Lipesky                                 Sincerely,
Comapany NameAbercrombie & Fitch Co.
                                                                Division of
Corporation Finance
January 29, 2021 Page 2                                         Office of Trade
& Services
FirstName LastName